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                              October 4, 2022

       Eli Spiro
       Chairman and Chief Executive Officer
       Nauticus Robotics, Inc.
       207 West 25th Street, 9th Floor
       New York, NY 10001

                                                        Re: Nauticus Robotics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 12,
2022
                                                            File No. 333-267375

       Dear Eli Spiro:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed September 12, 2022

       Cover Page

   1. Disclose, if true, that the 3,530,000 shares of common stock being registered for resale were issued to certain
institutions and accredited investors in a private placement (the
                                                           PIPE Investment   )
upon the closing of the Business Combination. Disclose the price that each selling
securityholder paid for such securities. Highlight any differences in the current trading price,
the prices that the selling securityholders acquired their shares and the price that the
public securityholders acquired their shares. Disclose that the selling securityholders may
experience a positive rate of return based on the current trading price, while the public
securityholders may not experience a similar rate of return on the securities they
purchased due to differences in the purchase prices and the current trading price and include any
appropriate risk factor disclosure.
 Eli Spiro
FirstName   LastNameEli
Nauticus Robotics, Inc. Spiro
Comapany
October     NameNauticus Robotics, Inc.
         4, 2022
October
Page 2 4, 2022 Page 2
FirstName LastName
2. We note the significant amount of CLAQ common stock redeemed in connection with the business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your common stock.
Prospectus Summary, page 1

3. Disclose the exercise price of your warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in your risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand. If the company is likely to have to seek additional capital, discuss the effect of this
         offering on the company   s ability to raise additional capital.
Services and Revenue, page 4

4. You disclose on page 6 a breakdown of the actual and projected revenue by services and direct product sales. We note that the projections for years 2022 through 2024 appear to differ from those provided to and relied upon by CLAQ and its board, as disclosed in your registration statement filed in connection with the business combination transaction.
         Revise your disclosure to identify and discuss any changes in the updated projections compared to those disclosed in connection with approval of the business combination.
         Additionally, with a view toward further revisions, please tell us when and why the revised projections were prepared and who they were distributed to prior to the business combination.
Risk Factors, page 13

5. Provide risk factor disclosure advising as to specific sources of potential dilution holders of your common stock may experience. The risk factor should discuss potential dilution from your public and private warrants, earnout shares, and options as well as the common stock issuable upon conversion of the debentures and exercise of the warrants issued in your PIPE financing.
Future sales of shares of the Combined Company   s common stock may depress its
stock price.,
page 47

6. Revise your risk factor disclosure to highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the
 Eli Spiro
Nauticus Robotics, Inc.
October 4, 2022
Page 3
         total number of shares outstanding. Your statement that    [f]uture
sales of your common
         stock may depress the market price of your securities should be updated given that this prospectus is facilitating those sales.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Nauticus, page 61

7. We note that the projected revenues for 2022 were $23.4 million, as set forth in the unaudited prospective financial information management prepared and provided to the
         CLAQ Board and CLAQ in connection with the evaluation of the Business Combination, including $22.0 million in committed orders. We also note that your actual revenues for the six months ended June 30, 2022 was approximately $5.225 million. It appears that you may miss your 2022 revenue projection. Please update your disclosure in the
         Liquidity and Capital Resources section, and elsewhere, to provide updated information
         about the company   s financial position and any additional risks to
the business operations
         and liquidity in light of these circumstances.
Material Contracts, page 89

8. We note your representation that various manufacturing and supply agreements are included as exhibits to this registration statement. This reference appears to have been inadvertently included in this registration statement. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies in light of the fact that the business combination contemplated by the Merger Agreement was consummated on September 9, 2022.
Selling Stockholders, page 115

9. Revise your tabular disclosure to include columns showing the shares of common stock owned before and after the offering by the selling stockholders as a percentage of your issued and outstanding shares.
10. We note your disclosure on page 115 that "[e]xcept for the ownership of the shares of
       Common Stock, the Selling Stockholders have not had any material relationship with us within the past three years." It appears, however, that some of the selling stockholders have participated in certain related party transactions with the company. Please advise or revise.
FirstName LastNameEli Spiro
Exhibits
Comapany NameNauticus Robotics, Inc.
OctoberPlease
11.            filePage
         4, 2022    the PIPE
                        3    subscription agreement as an exhibit to your
registration statement.
FirstName LastName
 Eli Spiro
FirstName   LastNameEli
Nauticus Robotics, Inc. Spiro
Comapany
October     NameNauticus Robotics, Inc.
         4, 2022
October
Page 4 4, 2022 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Joshua Shainess, Legal
Branch Chief, at (202) 551-7951 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Michael Blankenship